Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110

August 15, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:     Pioneer Municipal High Income Advantage Fund, Inc. (File No. 811-21409)

Pioneer Municipal High Income Fund, Inc. (File No. 811-21321)

Pioneer Municipal High Income Opportunities Fund, Inc. (File No. 811-23699)

Ladies and Gentlemen:

This letter responds to comments we received from Ms. Valerie Lithotomos of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”), regarding the preliminary proxy statement filed by each Registrant on August 9, 2024. Following are the Staff’s comments with respect to the preliminary proxy statements and the Registrants’ responses thereto:

1.	Comment:	The Staff noted that the Registrants state three times in each proxy statement that the Annual Meeting is “extremely important.” The Staff requested that the Registrants revise the disclosure to state that the Annual Meeting is “very important.”

	Response:	The Registrants will revise the disclosure referenced by the Staff to state that the Annual Meeting is “very important.”

2.	Comment:	The Staff requested that the Registrants confirm that each proxy statement discloses that the election of directors for one Fund is not contingent upon the election of directors for any other Fund.

	Response:	The Registrants will add disclosure to clarify that the election of directors for one Fund is not contingent upon the election of directors for any other Fund.

3.	Comment:	In the section of each proxy statement titled “Information Concerning the Meeting,” the Staff requested that the Registrants consider adding a statement such as “no, not at this time” to the beginning of the answer to the question: “Are stockholders being asked to consider any proposals related to the combination of the Funds’ adviser, Amundi Asset Management US, Inc. with Victory Capital Holdings, Inc. at the Annual Meeting?”

	Response:	The Registrants will add the statements “No. Any request to consider such a proposal would happen at a later date.” to the beginning of the answer to the question “Are stockholders being asked to consider any proposals related to the combination of the Funds’ adviser, Amundi Asset Management US, Inc. with Victory Capital Holdings, Inc. at the Annual Meeting?”

4.	Comment:	The Staff noted that the Registrants state in each proxy statement that the costs of the Funds’ proxy solicitation are estimated at approximately $1,400,000, and requested that the Registrants confirm such estimate.

	Response:	The Registrants confirm that the costs of the Funds’ proxy solicitation are estimated at approximately $1,400,000.

5.	Comment:	The Staff noted that the Registrants state in each proxy statement that “abstentions and ‘broker non-votes,’ if any, will be treated as present for purposes of determining a quorum.” The Staff noted that the proposals are expected to be non-routine and requested that the Registrants remove from each proxy statement the statement that “broker non-votes” will be treated as present for purposes of determining a quorum.

	Response:	The Registrants note that the disclosure referenced by the Staff is included to address the requirements of Item 21(b) of Schedule 14A, which requires the disclosure of the method by which votes will be counted, including the treatment and effect under applicable state law and Registrant charter and by-law provisions of abstentions and broker non-votes. The Registrants further note that each proxy statement states that “since it is not expected that any of the proposals being presented at the Annual Meeting will be routine, it is not expected that there will be any broker non-votes at the Annual Meeting. Accordingly, the Funds do not anticipate that there will be any broker non-votes included in the calculation of the number of shares represented at the Annual Meeting for purposes of determining whether a quorum has been achieved.” The Registrants respectfully submit that no change to the disclosure is required.

Please call the undersigned at (617) 951-8458 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz